82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 31, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 11/14

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On September 19, 2002, the Company issued a press release announcing the appointment of Jean-Charles Pauze as Chairman and CEO of Rexel, a subsidiary of the Company. A copy of the English-language version of this press release is attached as Appendix A to this letter.

2. On September 19, 2002, the Company issued a press release announcing the appointment of Pascal Martin as Chairman of the Management Board of Guilbert, a subsidiary of the Company. A copy of the English-language version of this press release is attached as Appendix B to this letter.

3. On October 17, 2002, Rexel, a subsidiary of the Company, issued a press release announcing its third quarter sales results. A copy of the English-language version of this press release is attached as Appendix C to this letter.

4. On October 20, 2002, the Company issued a press release announcing the over-subscription of its syndicated loan transaction. A copy of the English-language version of this press release is attached as Appendix D to this letter.

5. On October 21, 2002, the Company issued a press release announcing the closing of the sale of its Guilbert mail order business. A copy of the English-language version of this press release is attached as Appendix E to this letter.

6. On October 22, 2002, the Company issued a press release confirming discussions regarding possible disposals of activities within its Credit and Financial Services Division. A copy of the English-language version of this press release is attached as Appendix F to this letter.

7. On October 22, 2002, the Company issued a press release announcing its third quarter sales results. A copy of the English-language version of this press release is attached as Appendix G to this letter.

8. On October 25, 2002, the Company issued a press release confirming that it is in exclusive talks with BNP Paribas regarding the sale of Facet, a subsidiary of the Company's Credit and Financial Services Division, Finaref. A copy of the English-language version of this press release is attached as Appendix H to this letter.

9. On October 30, 2002, the Company issued a press release confirming that it is in exclusive talks with Credit Agricole regarding the sale of the remaining portion of

Finaref. A copy of the English-language version of this press release is attached as Appendix I to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

APPOINTMENT

Jean-Charles PAUZE is appointed Chairman and CEO of REXEL

Paris, September 19, 2002

Jean-Charles PAUZE, Chairman of the Management Board of GUILBERT, replaces Alain REDHEUIL as Chairman and CEO of REXEL as of September 19, 2002. For the past 6 years, Alain REDHEUIL has continued to develop the company internationally, strengthening its position as world leader in the distribution of electrical parts and supplies with sales of nearly EUR 8 billion in 2001. Jean-Charles PAUZE will have in particular the task to continue to drive the sales teams as well as adjusting cost structures.

During his 4 years at GUILBERT, Jean-Charles PAUZE has driven many projects and strengthened the company's leading position in Europe through an active organic growth strategy and selective external growth. A customer-driven approach based on service quality was developed and the company's modernization was stepped up through the use of new technologies. He also achieved high quality management with the help of his teams.

- ***Jean-Charles Pauze**, aged 55, an IDN – EC Lille engineer and Economics graduate from Insead, started his career with Total in 1971, and went on to work with Alfa Laval in France in the industrial division, where he was head of marketing and financial control from 1974 to 1976 before becoming sales director and CEO from 1981 to 1984. He was then appointed CEO of Bran & Luebbe, Alfa Laval's German subsidiary. He joined the Strafor Facom Group in 1986 as Chairman and CEO of Clestra-Hausermann. In 1991, he was appointed Chairman and CEO of Steelcase Strafor since 1998. He was Chairman of the Management Board of Guilbert, the European leader for office supplies and furniture.*

REXEL, a subsidiary of PINAULT-PRINTEMPS-REDOUTE, is the world's leading distributor of electrical parts and supplies, with 1,860 sales outlets in 32 countries and 24,000 employees.

CONTACTS

Press:	Rexel, Valérie NOWAK at +33 (0)1 42 85 59 89
	PPR, Laetitia OLIVIER at +33 (0)1 44 90 63 80
Analysts/Investors:	Rexel, Jean-Philippe FACQUES at +33 (0)1 42 85 57 61
	PPR, David NEWHOUSE at + 33 (0)1 44 90 63 23
	Alexandre de BRETTES at 33 (0)1 44 90 61 49

Appendix B

APPOINTMENT

Pascal MARTIN is been appointed Chairman of the Management Board of GUILBERT

Paris, September 19, 2002

Pascal MARTIN, CEO of GUILBERT France, will replace Jean-Charles PAUZE as Chairman of the Management Board of the GUILBERT Group as of September 19, 2002. Pascal MARTIN's primary task will be to pursue the company's global modernisation and step up growth in market share.

> ***Pascal MARTIN**, aged 45, an ENSAM and ICG graduate, began his career with Renault, where he held a variety of positions at the plant in Orléans from 1981 to 1992. He was then appointed head of European Operations at Steelcase Strafor (Strasbourg, France). In 1999, he took on general management duties in France. Then he joined Steelcase SA as head of International Operations. He has been CEO of Guilbert France since June 2001.*

GUILBERT is the European leader in the sale of office supplies and furniture targeted at business-to-business customers. With operations in 9 European countries, GUILBERT distributes its products through a network of 1,500 representatives in direct contact with large corporate clients and medium-sized European companies. GUILBERT also has its own brand, Niceday.

CONTACTS

Press: GUILBERT, Denis BESSE at +33(0)3 44 54 54 41
PPR, Laetitia OLIVIER at +33 (0)1 44 90 63 80

Analysts/Investors: PPR, David NEWHOUSE at +33 (0)1 44 90 63 23
Alexandre de BRETTES at +33 (0)1 44 90 61 49

Appendix C


Finance

Release 2002

10.17.02

Third-quarter sales

Third-quarter 2002 sales stood at 1.796 billion. On a comparable structural, exchange rate and day-year basis, the decline was 5.2%, following a 6.6% decrease during the second quarter and a 6.8% drop during the first quarter. This trend is explained by continued difficult markets. However a slowdown in the Group's overall sales decline has been observed, notably in the US in August and September.

REXEL consolidated sales for the first nine months to September 30, 2002 came to 5.518 billion, compared with 5.966 billion at September 30, 2001. Sales were down 7.5% on an actual basis and 6.2% on a comparable structural, exchange rate and day-year basis.

On a similarly adjusted basis, changes in sales by geographic area and quarter were as follows:

	1st-half 2002	3rd quarter 2002	9 months 2002	% of Group Sales (9 months 2002)
Europe	- 4.2 %	- 3.9 %	- 4.1 %	53 %

North America	- 10.7%	- 7.4 %	- 9.7 %	40 %
Latin America	- 4.2 %	- 3.0 %	- 3.9 %	1 %
Oceania	- 0.7 %	- 0.8 %	- 0.7 %	6 %
TOTAL	- 6.7 %	- 5.2 %	- 6.2 %	100 %

During the first nine months of the year, exchange rate fluctuations accounted for a 104 million decline in Group sales. Meanwhile, changes in Group structure added 34 million to Group sales, mainly from the carry-over effect of acquisitions made in 2001.

Since his appointment as Chairman and CEO of REXEL, on September 19, 2002, Jean-Charles Pauze has primarily focused on reinvigorating the Group's salesforces and stepping up the adaptation of REXEL's cost structure. M. Pauze will discuss his operational priorities and the Group's outlook during a meeting to be held in late October.

REXEL, a subsidiary of Pinault-Printemps-Redoute, is the world leader in the distribution of electrical parts and supplies, with a network of 1,860 sales outlets in 32 countries and 24,000 employees.

Press contact:
Valérie Nowak: (33 1) 4285 5989
Email: vnowak@rexel.fr

Financial analyst/investor contact:
J. P. Facques: (33 1) 4285 5761
Email: jfacques@rexel.fr

Appendix D

PINAULT PRINTEMPS-REDOUTE

Paris, 20 october 2002

PRESS RELEASE

LARGE OVER - SUBSCRIPTION OF THE SYNDICATED LOAN

In order to strengthen its liquidity and to extend the average maturity of its financial resources, Pinault-Printemps-Redoute has launched mid-September a revolving syndicated credit of an initial amount of Euro 2 billion, 50% with a three-year maturity and 50% with a five-year maturity.

The syndication process has just been completed and has enabled, thanks to an over subscription in excess of Euros 500 million, to increase the amount of the syndicated loan to Euro 2.5 billion.

The transaction will be signed in the coming days.

CONTACTS

Press :	Juliette Psaume	+33 1 44 90 63 02
Analysts/Investors :	David Newhouse	+33 1 44 90 63 23
	Alexandre de Brettes	+33 1 44 90 61 49

Press site : www.pprpress.com

Analysts/investors site : www.pprfinance.com

Appendix E

PINAULT
PRINTEMPS-REDOUTE

Paris, 21 october 2002

PRESS RELEASE

CLOSING OF THE DISPOSAL OF THE GUILBERT MAIL ORDER BUSINESS TO STAPLES INC

Following the European Commission decision on October 14th, 2002, Pinault-Printemps-Redoute announces today the actual closing on October 18th of the disposal of Guilbert mail order business to Staples Inc.

The disposal price amounts to Euro 825 million or 16 times 2002 estimated EBIT of the activity. Excluding capital gain, this transaction has a slightly enhancing impact on the Group EPS.

CONTACTS

Press :	Juliette Psaume	+33 1 44 90 63 02
Analysts/Investors :	David Newhouse	+33 1 44 90 63 23
	Alexandre de Brettes	+33 1 44 90 61 49

Press site : www.pprpress.com

Analysts/investors site : www.pprfinance.com

Appendix F

PINAULT
PRINTEMPS-REDOUTE

Paris, 22 october 2002

PRESS RELEASE

The Pinault-Printemps-Redoute Group confirms holding discussions regarding possible disposals of various activities within the Credit and Financial Services Division.

CONTACTS

Press :	Juliette Psaume	+33 1 44 90 63 02
	Laetitia Olivier	+33 1 44 90 63 80
Analysts/Investors :	David Newhouse	+33 1 44 90 63 23
	Alexandre de Brettes	+33 1 44 90 61 49

Press site : www.pprpress.com

Analysts/investors site : www.pprfinance.com

Appendix G

PINAULT PRINTEMPS-REDOUTE

Paris, October 22, 2002

PRESS RELEASE

Gradual upturn of business in the 3rd quarter of 2002

- Consolidated Group sales stood at EUR 6,420.6 million in the third quarter of 2002. On a comparable basis in terms of structure, exchange rate and number of days, sales recorded a 0.5% limited drop, compared with a fall of 1.8% in the first half. In the third quarter of 2002, Pinault-Printemps-Redoute confirmed the trends of its businesses seen in the second quarter, mainly for the Retail Division (up 1.3% versus -0.3% in the first half) and Business-to-Business Division (-2.6% versus -3.4%).

  In his comments on sales, Serge Weinberg, the Chairman of the Management Board, stated:

  "Third-quarter sales recorded an improvement in activity for most Group companies. The Retail Division companies' European development strategy now represents a true factor for the Division's growth in activity. The Luxury Goods division has continued investing in the development of its brands, primarily Yves Saint Laurent, which is growing into a global brand alongside Gucci ".

- **Third quarter 2002 Sales**

(in EUR millions)	Q3 2002 actual	Q2 2001 actual	Change (%) actual	Change (%) Comparable Group structure, exchange rates and number of days
Printemps	194.3	192.8	+0.8	-2.0
Conforama	745.8	730.0	+2.2	+0.9
Redcats	1,024.3	1,065.2	-3.8	-0.4
Fnac	752.9	699.9	+7.6	+4.8
Orcanta	12.3	8.9	+38.2	+37.4
Retail	**2,729.6**	**2,696.8**	**+1.2**	**+1.3**
Luxury goods*	**577.1**	**600.7**	**-3.9**	**+1.5**
Rexel	1,795.9	1,960.2	-8.4	-5.2
Pinault Bois et Matériaux	308.9	291.9	+5.8	+1.5
Guilbert	420.5	412.2	+2.0	-2.8
CFAO	393.3	361.6	+8.8	+7.0
Business to Business	**2,918.6**	**3,025.9**	**-3.5**	**-2.6**
Credit and Financial Services	**201.1**	**202.1**	**-0.5**	**-0.4**
Other	4.6	4.6	-	+9.5
(Eliminations)	*(10.4)*	*(7.8)*	*na*	*Na*
Total	**6,420.6**	**6,522.3**	**-1.6**	**-0.5**

Sales generated via Internet are incorporated under the various companies.

*3 months ending July 31.

- At September 30, 2002, Group sales stood at EUR 19,735 million, down by 1.5% in real terms compared with September 30, 2001. This reflects the positive impact of changes in Group structure, representing EUR 186 million, and the negative effects of changes in exchange rates, mainly attributable to the depreciation of the dollar against the euro, for a total of EUR 207.2 million.

  At September 30, 2002, on a comparable basis in terms of structure, exchange rates and number of days, sales fell by 1.4% versus -1.8% in the first half of 2002.

- **Sales in the first 9 months**

(in EUR millions)	09/2002 Actual	09/2001 Actual	Change (%) Actual	Group structure and exchange rate
Printemps	619.2	616.2	+0.5	+0.0
Conforama	2,013.2	1,999.7	+0.7	-0.6
Redcats	3,282.9	3,418.5	-4.0	-2.6
Fnac	2,264.7	2,147.5	+5.5	+5.0
Orcanta	33.6	24.8	+35.5	+35.7
Retail	**8,213.6**	**8,206.7**	**+0.1**	**+0.2**
Luxury goods*	**1,897.0**	**1,909.8**	**-0.7**	**-0.2**
Rexel	5,517.6	5,966.3	-7.5	-6.2
Pinault Bois et Matériaux	980.5	956.6	+2.5	+1.7
Guilbert	1,344.8	1,325.8	+1.4	-2.2
CFAO	1,202.3	1,076.5	+11.7	+7.8
Business to Business	**9,045.2**	**9,325.2**	**-3.0**	**-3.1**
Credit and Financial Services	**603.8**	**598.1**	**+1.0**	**+1.3**
Other	16.1	19.2	-16.1	-10.1
(Eliminations)	*(40.7)*	*(25.6)*	*na*	*na*
Total	**19,735.0**	**20,033.4**	**-1.5**	**-1.4**

*9 months ending July 31.

RETAIL DIVISION

- Division sales stood at EUR 2,729.6 million in the third quarter of 2002, and at EUR 8,213.6 million for the first 9 months of 2002. On a comparable basis in terms of structure, exchange rate and number of days, Retail division sales rose by 1.3% in the third quarter of 2002, versus a 0.3% drop in the first half of the year.

- At September 30, 2002, sales for **Printemps** grew by 0.5% in real terms and remained stable on a comparable basis in terms of structure, exchange rate and number of days. Department store activities recorded a smaller decline in the third quarter of 2002 (down 1.2% versus -1.5% in the first half of 2002), while the Sports division recorded robust growth (Citadium up 13.9% and Made In Sport up 27.8% based on a constant number of stores).

- On a comparable basis in terms of structure, exchange rate and number of days, **Conforama** recorded a 0.9% rise in sales in the third quarter of 2002, compared with a drop of 1.4% in the first half of 2002. At September 30, 2002, the company's sales dipped 0.6% on a comparable basis in terms of structure, exchange rate and number of days.

  Despite the continued challenging market environment for household goods, Conforama's activity in France recorded a moderate decline of 2.6% in the third quarter of 2002, compared with a 3.2% fall in the first half of the year.

  However, at the end of September 2002, international operations turned in positive results, 9% in Switzerland, 11.3% in Spain, 30% in Portugal and 1.4% growth recorded by Emmezeta in Italy.

  In the first 9 months of the year, the company pursued its development with the opening of a shopping centre in Cosenza, Italy and a store in Gaia, Portugal.

- **Redcats** sales were down 2.6% in the first 9 months on a comparable basis in terms of structure, exchange rate and number of days. However, the third quarter was marked by a limited fall of 0.4%, a sharp improvement on the 3.5% drop recorded in the first half of the year. In real terms, the 4% drop in activity includes a negative impact of EUR 40 million, mainly attributable to the depreciation of the US dollar.

  In France, La Redoute continues to gain market share, with 2.1% growth in sales in the third quarter of 2002, mainly as a result of the positive kick-off of the autumn/winter catalogue. Vert Baudet in France and Somewhere recorded growth in their activity of 14.4% and 10.8% respectively.

  Outside France, Brylane's activity stabilised (down 1.4% in the third quarter of 2002 versus a 6.2% drop in the first half of the year), thanks to the growth strategy pursued by the Household Goods division, which has benefited from the successful launch of the Brylane Kitchen catalogue. Moreover, the activities of Vert Baudet (up 0.3%), Redcats Nordic (up 1.6%) and La Redoute (up 3.8%) continued growing throughout the quarter.

  Internet sales shot up (83,7%), representing 9% of sales, versus 4.8% in the first 9 months of 2001.

- **Fnac** recorded sales growth of 4.8% in the third quarter of 2002, and 5% cumulative growth at the end of September 2002.

  At the end of September, the 2.1% growth in business was marked by the dynamism in the Ile de France region excluding Paris (up 8.9%) and the rest of France (up 6.4%), which offset the drop in activity in Paris stores (down 2.9%). The company opened a new Fnac store in Brest and the first Surcouf store outside the Paris region in Strasbourg, which is rapidly developing.

  Outside France, sales rose by +18.4%, with Fnac recording strong growth in Portugal (up 21.1%), Spain (up 14.0%), Italy (up 77.6%) and Switzerland (up 87.9%) thus confirming the success of its European development. As part of its international development strategy, the company opened a new store in Campinas, Brazil, in Turin, Italy and in Lausanne, Switzerland in the first 9 months of the year. International activity now represents 23.8% of the company's department store sales.

LUXURY GOODS DIVISION

Sales for the Luxury Goods division correspond to **Gucci Group** sales between November 2001 and July 2002. The 0.2% drop in activity on a comparable basis over the first 9 months of the year takes into account 1.5% growth in the last quarter (May-July 2002). The Gucci Group pursued its strategy with the opening of stores for the Yves Saint Laurent brand, which doubled its retail sales in the third quarter, and Boucheron in Seoul. The Group also opened two Sergio Rossi stores in Beverly Hills and Hawaii, three Bottega Veneta stores in Guam, Paris and London and an Alexander McQueen store in Manhattan in the third quarter.

BUSINESS-TO-BUSINESS DIVISION

Division sales stood at EUR 2,918.6 million in the third quarter of 2002, and at EUR 9,045.2 million for the first 9 months of 2002. On a comparable basis in terms of structure, exchange rate and number of days, third-quarter activity, down by 2.6%, marked an improvement over the 3.4% drop in activity recorded in the first half of the year.

- **Rexel** sales fell by 5.2% on a comparable basis in the third quarter after a 6.7% fall in the first half of 2002. Although the market environment remains challenging, the pace of the decline in activity has slowed, particularly in North America. At September 30, 2002, sales fell by 7.5% in real terms, reflecting the negative impact of changes in exchange rates of EUR 104.4 million.

- At September 30, 2002, sales for **Pinault Bois et Matériaux** recorded growth of 1.7% on a comparable basis and 2.5% in real terms, due to the marked increase in Group structure. Activity in the Distribution sector dipped 0.7%, while Importing-Processing activities recorded strong growth, up 8.1%.

- At September 30, 2002, **Guilbert** sales were down by 2.2% on a comparable basis and up by 1.4% in real terms, due to the development in Group structure and the impact of changes in exchange rates. The Contract business fell by 3.2%, while mail-order sales grew by 1%. As of October 18, 2002, Pinault-Printemps-Redoute will deconsolidate the mail-order business sold to Staples, Inc. for EUR 825 million.

- **CFAO**'s sales growth of 7.8% on a comparable basis reflects the strong performance of the geographical areas in which the company is active, despite the unrest in Ivory Coast. The Equipment and Consumer Goods Distribution business saw robust growth in Central Africa (up 9.9%) and Western Africa (up 10.5%). The Pharmaceuticals sector recorded growth of 5.8% on a comparable basis.

CREDIT AND FINANCIAL SERVICES DIVISION

- The division recorded growth of 1% in real terms and 1.3% on a comparable basis, with sales of EUR 603.8 million at September 30, 2002. In the third quarter, Finaref pursued the development of its sales points in the Group companies, with the opening of two new credit service counters (Printemps in Lyon, Conforama in Bondy).

CONTACTS

Press:	Juliette Psaume	+33 (0)1 44 90 63 02
	Laetitia Olivier	+33 (0)1 44 90 63 81
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49

Press website: www.pprpress.com

Analyst/Investors website: www.pprfinance.com

Notes: Sales on a comparable basis in terms of structure and exchange rate.

(in EUR millions)	Q3 2001 Comparable	Change (%) Comparable Group structure and exchange rates
Printemps	192.8	+0.8
Conforama	738.1	+1.0
Redcats	1,023.1	+0.1
Fnac	697.4	+8.0
Orcanta	8.9	+38.2
Retail	**2,660.3**	**+2.6**
Luxury goods	**568.6**	**+1.5**
Rexel	1,872.8	-4.1
Pinault Bois et Matériaux	299.1	+3.3
Guilbert	424.8	-1.0
CFAO	367.5	+7.0
Business to Business	**2,964.2**	**-1.5**
Credit and Financial Services	**201.9**	**-0.4**
Other	4.2	+9.5
(Eliminations)	*(12.9)*	*na*
Total	**6,386.3**	**+0.5**

(in EUR millions)	09/2001 Comparable	Change (%) Comparable Group structure and exchange rates
Printemps	616.2	+0.5
Conforama	2,021.5	-0.4
Redcats	3,378.5	-2.8
Fnac	2,143.5	+5.7
Orcanta	24.8	+35.5
Retail	**8,184.5**	**+0.4**
Luxury goods	**1,901.4**	**-0.2**
Rexel	5,895.5	-6.4
Pinault Bois et Matériaux	963.8	+1.7
Guilbert	1,377.3	-2.4
CFAO	1,114.9	+7.8
Business to Business	**9,351.5**	**-3.3**
Credit and Financial Services	**596.1**	**+1.3**
Other	17.9	-10.1
(Eliminations)	*(39.2)*	*na*
Total	**20,012.2**	**-1.4**

Appendix H

PINAULT PRINTEMPS-REDOUTE

BNP PARIBAS

Paris, 25 october 2002

PRESS RELEASE

PPR IN EXCLUSIVE TALKS WITH BNP PARIBAS OVER THE SALE OF FACET, A FINAREF SUBSIDIARY

PPR today confirms that it is in exclusive talks with BNP Paribas over the sale of a 90% equity interest in Facet for 869 million euros (which corresponds to 965 million euros for 100%) and announced the first phase of its pullout of its Credit and Financial Services activity. For PPR, this deal will strengthen its capacity to pursue its expansion and enable it to enhance its financial structure.

For BNP Paribas, this deal is in connection with its business expansion plan which makes consumer lending one of the Group's strategic areas of focus. It will enable Cetelem to consolidate its N°1 position in consumer lending in France and grow its market share to 30% of revolving credit.

Facet has for the past 15 years successfully managed the consumer lending business of Conforama (PPR Group). With a portfolio of over 2 million store cards with a base in the order of 9 million Conforama customers, Facet's business represents 1.2 billion euros in outstanding loans, 20% of the outstanding loans managed by Finaref in PPR's Credit and Financial Services Division. Cetelem has provided technical support services for the management of Facet's outstanding loans since it was founded.

The valuation of Facet chosen for a possible transaction is based on a long-term business relationship involving mutual contractual commitments. Furthermore, Conforama would retain a 10% minority interest in Facet, thereby enabling both to benefit from the strengths of a strategic long-term alliance.

Serge Weinberg, Chairman of the PPR Group's Management Board, stated:
"*Following these talks, our deal with BNP Paribas will show our ability to establish quality partnerships within our Credit and Financial Services Division and highlight, through the valuation, the excellent quality of our assets. This deal is part of our intention to ultimately sell the credit and financial services business. It is consistent with our will to maintain a selective relationship with our financial partners whilst*

retaining control over customer interfacing, marketing strategy and customer databases."

Michel Pébereau, BNP Paribas' CEO, said:
"This acquisition has great strategic value for Cetelem, BNP Paribas' spearhead in the consumer lending business. Facet is an excellent asset with high profitability and substantial growth prospects. This acquisition will not only enable Cetelem to consolidate its N°1 position in France but also to be part of resulting opportunities in the financial services market and the European expansion of the Conforama Group."

For the purposes of this transaction, BNP Paribas and Cetelem are being advised by BNP Paribas Corporate Finance while PPR is being advised by Rothschild and Lazard.

About Finaref:

Finaref, a subsidiary of the Pinault-Printemps-Redoute Group, offers a full range of financial lending, insurance and savings services to individuals. Finaref is the leader in store cards in France with a portfolio of 8.5 million cards (Printemps, Fnac, Conforama, the Kangourou card and the specialized brands within the Redcats Group). Its outstanding loans reached 6.3 billion euros in 2001 and it made 4.1 billion euros in new loans. Finaref's expansion relies on a multi-channel retail distribution which combines direct sales (call centres and e-commerce sites) and a network of over 400 points of sales throughout the Pinault-Printemps-Redoute Group.

About Cetelem:

Cetelem, a subsidiary of BNP Paribas, is N°1 in consumer lending in France and in Europe with 25.3 billion euros in assets under management as at 30 June 2002, of which 17.2 billion are managed in France and 8.1 outside the country. For 50 years, Cetelem has been the preferred choice of the leading national retailers as they have grown their businesses.
Cetelem is also the preferred choice of banking institutions and insurance companies to which it brings its expertise in lending and credit. With a presence in 20 countries and with over 50% of its employees working outside France, Cetelem is implementing a global business expansion strategy.

CONTACTS

Pinault Printemps Redoute

Press :	Juliette Psaume	33 1 44 90 63 02
	Laetitia Olivier	33 1 44 90 63 80
Analysts/Investors :	David Newhouse	33 1 44 90 63 23
	Alexandre de Brettes	33 1 44 90 61 49
Press web site :	www.pprlive.com	
Analysts/investors web site :	www.pprfinance.com	

BNP Paribas

Press :	Michèle Sicard	33 1 40 14 70 61
	Henri de Clisson	33 1 40 14 65 14
	Agathe Heinrich	33 1 42 98 15 91
	Carine Lauru	33 1 40 14 65 16

Appendix I

PINAULT PRINTEMPS-REDOUTE

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Paris, 30 October 2002

PRESS RELEASE

PPR and Crédit Agricole SA confirm holding exclusive discussions regarding the sale of FINAREF

The PPR Group confirms holding exclusive discussions with Crédit Agricole SA regarding the sale of its Credit and Financial Services activity. The scope of the sale would cover all of FINAREF's activities excluding Facet, the sale of which is the subject of discussions that had already been announced on October 25th. The total amount of this transaction would exceed Euro 2.5 billion, or 18 times the average of the estimated net income of those activities over the 2002-2003 period.

The sale would be completed in two stages : 61% in January 2003 and 29% in January 2004. The remaining 10% interest in Finaref that the PPR Group would maintain, would underscore the will of the two groups to reinforce the long-term relationship between Finaref/Crédit Agricole on the one hand, and PPR's Retail companies on the other hand, which mirrors the transaction under consideration regarding Facet. Pursuant to these agreements, PPR's Retail companies would retain full control over the customer relationship, of their client databases and of their marketing policies.

For PPR, the valuation of all the divested activities, including the exceptional dividends received by the Group in relation to the Facet and Finaref transactions, would exceed 3.6 billion euros. This would enable the substantial reinforcement of the Group's financial structure.

For Crédit Agricole SA, this acquisition would significantly strengthen the Group's position in the consumer credit industry, a business in which Crédit Agricole has become one of Europe's leaders in only ten years. Already today, with Sofinco, Crédit Agricole is among the top players in consumer credit in Europe. The integration of Finaref, which has outstanding loans of Euro 4.3 billion and a portfolio of 6.5 million private cardholders, would be accompanied by long-term agreements with the large retail formats of the PPR Group such as La Redoute, Fnac, Printemps and Ellos in Scandinavia. It would therefore constitute a major strategic opportunity for Crédit Agricole.

Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board and CEO, stated « *this transaction is a further illustration of the quality of our assets. It also reflects the superb work achieved by Finaref's teams. Thanks to their know-how, Finaref has become the leader of private cards in France.*
Through this agreement Finaref will become a full subsidiary of Crédit Agricole Group and will therefore be backed by a first-rank banking partner which will provide Finaref with the means to pursue its growth and enable its employees to benefit from new development prospects.
Thanks to this sale, the Group confirms its capacity to lead its development on a solid financial basis."

Jean Laurent, Chief Executive Officer of Crédit Agricole SA also commented: "*The Finaref acquisition is a fantastic transaction which reflects the strategic will of Crédit Agricole to strengthen its leadership in retail banking in France, all the while continuing the development of its European dimension. The French Retail Banking activity already accounts for 35% of the ordinary income of Crédit Agricole SA and the acquisition of Finaref will further strengthen the basis of our activities with recurring revenues.*"

The transaction is subject to the approval of the regulatory authorities.

CONTACTS
PPR

Press :	Laetitia Olivier	+ 33 1 44 90 63 80
	Juliette Psaume	+ 33 1 44 90 63 02
Analysts/Investors :	David Newhouse	+ 33 1 44 90 63 23
	Alexandre de Brettes	+ 33 1 44 90 61 49

Web sites: www.pprlive.com
www.pprfinance.com

CONTACTS
Crédit Agricole S.A

Press :	Marie-Aude Dubanchet	+ 33 1 43.23.59.44
	Sébastien Audra	+ 33 1 43.23.37.51
Analyste/Investors :	Claude Rosenfeld	+ 33 1 43.23.23.81
	Emmanuelle Yannakis	+ 33 1 43.23.40.42
Web Site :	www.credit-agricole-sa.fr	